20 Trafalgar Square Nashua, NH 03063 Phone: +1 603.883.5200 Fax: +1 603.595.6993 www.gtat.com

January 25, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Julie Sherman, Staff Accountant

Re:	GT Advanced Technologies Inc.
Form 10-K for the fiscal year ended April 2, 2011 Filed May 25, 2011 Form 10-Q for the quarterly period ended October 1, 2011 Filed November 9, 2011
(SEC File No. 001-34133)

Ladies and Gentlemen:

This letter is being furnished by GT Advanced Technologies Inc. (the “Company”) in response to comments contained in the letter dated December 22, 2011 from Martin James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Richard J. Gaynor, Vice President and Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 2, 2011, as filed on May 25, 2011, and Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2011, as filed on November 9, 2011.

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended April 2, 2011

Note 8.   Valuation and Qualifying Accounts, page 100

1.                                       Please tell us why you made reclassifications from deferred revenue to allowance for doubtful accounts.

Response:

The majority of the Company’s accounts receivable are supported by a customer letter of credit; however, on occasion, the Company does enter into a transaction with a customer without requiring a letter of credit. The Company only recognizes receivables when such amounts are considered legally enforceable and collectible at the transaction date.  The recognition of revenue is deferred until delivery occurs, and all other revenue recognition criteria are satisfied.

On a periodic basis, the Company evaluates the recovery of its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances, consideration of the effects of the underlying credit support, and based on a history of write-offs and collections.

During fiscal year ended April 2, 2011, the Company determined a few customer balances were no longer probable of collection.  Due to collectability not being reasonably assured, the Company had not previously recognized the related revenue on these balances.

Accordingly, the Company reversed the deferred revenue and increased the allowance for doubtful accounts as opposed to direct write-off of the related accounts receivable while the Company still pursued collection of these balances.

Note 11.   Income Taxes, page 104

2.                                       Please show us the significant components of your deferred income tax assets — current of $62,359 and your deferred income tax liability — long term of $59,080 as of April 2, 2011.

Response:

The following represents the significant components of deferred income taxes — current of $62,539 at April 2, 2011:

Deferred Income Taxes — Current

(in thousands)

Allowance for doubtful accounts	1,003
Reserves not currently deductible	5,642
Deferred revenue	55,920
Other (miscellaneous)	(26)
TOTAL	$62,539

The following represents the significant components of deferred income tax liability — long term of $59,080 at April 2, 2011:

GT Advanced Technologies 20 Trafalgar Square Nashua, NH 03063	Phone: Fax:	+1 603.883.5200 +1 603.595.6993	www.gtat.com

Deferred Income Tax Liability — Long Term

(in thousands)

Equity Compensation	2,697
Deferred costs	(51,147)
Intangibles	(8,289)
Fixed assets	(3,622)
Credits	17
Other (miscellaneous)	1,264
TOTAL	$(59,080)

The Company believes presenting the deferred revenue and deferred costs, net, as deferred profit of $4,773 in the income tax footnote is more useful to the users of the financial statements.

Note 13.   Commitments and Contingencies, page 106

3.                                       You disclose that during the year ended April 3, 2010, a customer reimbursed you $20.5 million for the costs incurred to terminate certain impacted vendor commitments and the company recorded the reimbursement and related costs as deferred revenue and deferred cost of goods sold.  Please explain further the nature of this termination and the costs incurred by you which were reimbursed.  Discuss why you deferred recognition of the costs and related reimbursement.

Response:

The Company had entered into a contract with a polysilicon customer in July 2008 pursuant to which the Company agreed to sell to the designated customer a specified quantity of SDR-300 reactors that produce polysilicon for use in the solar industry (the “Base Contract”).  During the term of this contract, the customer had requested that the Company delay delivery of certain of these reactors to a later point in time than was originally provided for in the Base Contract.  In addition, prior to delivery of any reactors, the customer requested, and the Company agreed, that a certain portion of the polysilicon reactors that were yet to be delivered would be the Company’s newer SDR-400 unit (which offers more efficient performance than the SDR-300 reactor).  This delayed delivery and the required replacement of certain SDR-300 reactors with newer SDR-400 reactors was evidenced in a written amendment to the Base Contract (the “Amendment”).  Therefore, the contract with the customer to provide polysilicon reactors was modified pursuant to a written amendment and was not itself terminated. The modified contract was not considered a new or separate arrangement by the Company.

However, as a result of the delayed delivery of the polysilicon reactors and the agreement to provide the SDR-400, in lieu of the SDR-300, the Company was required to modify certain vendor agreements that the Company had entered into subsequent to the execution of the Base Contract (but prior to the Amendment) for the supply of equipment under the Base Contract.  The Company paid five of its vendors approximately $21.1 million as a result of modifying the vendor agreements.

Pursuant to the terms of the Amendment, the customer agreed that it would reimburse the Company an amount equal to $20.5 million. Due to the fact that the Company’s performance under the Amendment was ongoing, revenue recognition under the Amendment had not commenced, and accordingly, the Company deferred the recognition of the reimbursement (and the associated costs) in fiscal 2010.  As disclosed in the Company’s significant accounting policies, the Company’s policy is to defer any direct contract costs (including the cost of manufactured or acquired inventory items, capitalized labor and related overhead for engineering services, and in certain cases shipping costs) that precede the date of revenue recognition commencement. In fiscal 2012, the Company met the revenue recognition criteria for  the Amendment, and revenue and costs (including the reimbursement and related costs) were subject to recognition.

Form 10-Q for the Quarterly Period Ended October 1, 2011

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 29

4.                                       You disclose that during the six months ended October 1, 2011, you recorded revenues of $29.1 million from terminated contracts and during the fiscal year ended April 2, 2011, you recorded revenues of $44.4 million from terminated contracts.  Please tell us the impact of terminations on your gross margins and why this is not discussed as a significant factor contributing to your gross margins.

Response:

During the six months ended October 1, 2011 and the fiscal year ended April 2, 2011, the impact of the terminated contracts on gross margins in both periods was to increase gross margins by less than one percent (1%).  During the six months ended October 1, 2011 and the fiscal year ended April 2, 2011, the Company’s overall gross margins were 46% and 42%, respectively.  Given these overall gross margins during the applicable periods, the Company determined that the impact of the terminated contracts on gross margins in both periods (less than one percent (1%)) were immaterial and therefore a separate discussion on the impact of the terminated contracts on the gross margin was not required.

5.                                       With respect to sales in your polysilicon business, please summarize the significant terms of the contracts, including payment, acceptance and termination terms.  Please also discuss those contracts that grant contractual rights which require revenue to be recognized ratably over the contract period.

Response:

All of the Company’s obligations to sell polysilicon equipment (primarily reactors) are evidenced by a written contract with the applicable customer.  Pursuant to these polysilicon contracts, the Company undertakes the obligation to provide the equipment for the facility designated by the customer at a price determined by negotiation between the Company and the customer.  The contract also includes technology and use licenses that allow the customer to use the equipment for its intended purpose without violating the Company’s intellectual property rights.

Payment for the polysilicon reactors is made by the customer in installments.  Typically these installment payments include: (i) a deposit that must be paid via wire transfer promptly following execution of the contract, (ii) additional amounts payable during the period leading up to and/or at the time of delivery of the polysilicon equipment  and (iii) the balance of the amount for the polysilicon equipment and services delivered at the time that the polysilicon reactor meets certain contractual performance guarantees.  The initial deposit is paid by a wire transfer.  The installment payments are, however, typically made by drawing the applicable amounts from letters of credit (as described further in the following paragraph).

Polysilicon equipment contracts require that the customer deliver to the Company one or more irrevocable letters of credit in an amount that is typically equal to the contract amount less the amount of the initial deposit.  In very limited circumstances, a customer may not be required to deliver letters of credit if it has a sufficient operating history and an established and strong credit history.  Where a letter of credit is required, the failure to provide it within the time permitted under the contract is a material breach of the agreement that gives the Company the right to terminate the contract.  As payments become due under the contract, the Company draws that amount from the letter of credit that was established by the customer.

All delivery schedules are based on the negotiations between the Company and the customer.  Under the terms of the contracts entered into with our polysilicon customers, the polysilicon equipment is deemed to have been accepted by the customer at the time such customer commences the first production run using the Company’s equipment, or in the absence of a startup a stated period after delivery at which time the product is deemed accepted.  In the event that the equipment does not operate in accordance with the agreed upon specifications at the time of the initial production operation (or afterwards), the Company is contractually obligated, under the warranty provisions included in the contract, to either replace or repair the non-functioning component(s) of the polysilicon equipment.

The customer does not have the right to receive a refund in the event that the equipment does not function in accordance with specifications unless the Company determines that such equipment cannot be repaired or replaced, which to date has not occurred.  As noted above, substantially all of the polysilicon equipment contracts contain performance guarantees regarding the performance and output of the polysilicon equipment (such as (i) the amount of polysilicon material that can be generated using the reactor in an agreed upon time period and (ii) the amount of trichlorosilane that can be recovered and converted to silicon tetrachloride over a given period); however, failure to satisfy those guarantees results only in the loss of the final portion of the purchase price (typically 10% of the purchase price).

All of the Company’s polysilicon equipment contracts provide that payments from customers are non-refundable and orders are non-cancellable.  However, the contracts entered into by the Company’s polysilicon segment include termination provisions.  Either the Company or the customer may terminate the agreement upon the other’s material failure to perform its obligations under the agreement (if not cured in an agreed upon time following notice) or if the other party becomes insolvent or is subject to bankruptcy proceedings. Upon termination, all obligations of both parties under the contract terminate, other than provisions specified to survive termination (primarily relating to confidentiality and use of technology) and subject to the right to pursue claims for any breach triggering such termination.

In addition to the terms and conditions set forth above (which are standard for all of the Company’s polysilicon reactor contracts), the contracts also contain customary representations and warranties from both the Company and the customer, indemnification provisions and limitations on liability.

The Company has granted only one customer exclusivity rights in connection with such customer’s purchase of the Company’s equipment.  Pursuant to the exclusivity provisions, the Company agreed not to sell the same equipment as sold to such customer in the home country of that customer for a defined period of time. The remaining contractual terms with this customer are similar to the terms with our other polysilicon customers set forth above.  The Company considers the exclusivity provision a separate element, for which under ASC 605-25 (pre adoption of ASC 2009-13)  the Company has not been able to establish objective and reliable evidence of fair value, and accordingly, the Company recognizes revenue  ratably over the period commencing when all other elements have been delivered through the end of the contractually agreed exclusivity period for such contracts.

*              *              *              *              *

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (603) 883-5200.

Sincerely,

/s/ Richard J. Gaynor
Richard J. Gaynor
Vice President and Chief Financial Officer